

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 3, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Stephen Spritzer
Chief Financial Officer
Clark Holdings, Inc.
121 New York Avenue
Trenton, New Jersey 08638

   Re: Clark Holdings Inc.
     Form 10-K or the year ended January 3, 2009
     File No. 001-32735

Dear Mr. Spritzer:

   We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended January 3, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 36

1. Your current presentation of your discussion of your critical accounting policies appears to substantially duplicate the policies set forth in Note 2 to your consolidated financial statements. Please note that the disclosure of critical accounting estimates within Management's Discussion and Analysis should supplement, not duplicate, the description of accounting policies in the notes to the financial statements, and should also provide greater insight into the quality and variability of information regarding financial condition and operating performance. Please consider revising this section with these goals in mind. For example, your revenue recognition disclosure here might include an in-depth discussion of how your business model fits with the qualifications for recording revenue gross as set forth in EITF 99-19, now codified in section 605-45 of the ASC.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 47

2. We note that your accountant, Randolf Parente LLC, although registered with the PCAOB at the time of the issuance of this opinion, appears to no longer be registered with the PCAOB. We also note from review of your Forms 8-K that it does not appear that you have changed auditors to engage a currently registered firm. Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer.   Please either provide us with evidence that Randolf Parente LLC is currently registered with the PCAOB (or registered under a different name), or engage a new accountant that is a publicly registered accounting firm to perform review or audit work for you.

3. As a related matter, to the extent Randolf Parente LLC is not registered with the PCAOB or was not registered at the time you filed your April 4, 2009 and July 4, 2009 Quarterly Reports on Form 10-Q, such financial statements are not acceptable in filings with us and are considered to be materially deficient. The financial statements in these filings will need to be re-reviewed by a PCAOB-registered independent public accounting firm and re-filed in amendments to the April 4, 2009 and July 4, 2009 Quarterly Reports on Form 10-Q. Please advise and file the requested

amendments as soon as practicable. We may have further comment after review of your response.

4. To the extent that you determine you need to engage new accountants, please file an Item 4.01 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304(a)(1) of Regulation S-K regarding the period of engagement of Randolf Parente LLC which should include an Exhibit 16 letter from Randolf Parente LLC.

5. Finally, if and when you engage new accountants, please report the engagement in an Item 4.01 Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement

General

6. As indicated in Note 1 to Rule 8-01 of Regulation S-X, financial statements are required for the company and its predecessors (i.e. any entity or business to which the registrant has succeeded.) It appears that The Clark Group, Inc. qualifies as your predecessor. However, you have presented only the audited financial statements of Global Logistics Acquisition Corporation for periods prior to the acquisition date. Please provide us with support for your current presentation. We may have further comments upon review of your response. This comment applies to the presentations in your subsequent interim filings as well. We refer, in particular, to your deductions of Clark Group Inc. income for the preacquisition period.

Income Statement, page 50

7. We note from your business discussion that you are a provider of non-asset based transportation and logistics services. We have reviewed your narrative description of operations on pages 6 through 8 of your filing. In view of the varied nature of the services you provide, we believe that the term "gross profit" is not meaningful or appropriate. Instead, your first subtotal should be should be income (loss) from operations. Please revise your income statement format accordingly, for clarity and for consistency with others in the industry.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Use of Estimates, page 55

8. Please explain the intended meaning of the disclosure "[t]hese estimates are used to substantiate vendor invoices for purchased transportation for shipments that have been completed at the end of the period."

Earnings Per Share

9. Please revise your disclosure to specifically state the number of shares excluded from the calculation due to antidilution for each period an income statement is presented. Refer to the guidance in paragraph 260-10-50-1(c) of the ASC.

Note 5 – Property and Equipment, page 63

10. Please tell us the nature of the $351,000 item labeled "Asset not placed in Service."

Note 6. Impairment of Goodwill and Identifiable Intangible Assets

Goodwill, page 63

11. Please note your rollforward presented here should begin with the first day of each fiscal year, include all the activity during the year, and end with the last day of the fiscal year for each year an income statement is presented. You currently present information only during a portion of the year ended January 3, 2009, beginning as of February 12, 2008. It appears your beginning balance for such fiscal year should be $0, and the acquisition-related goodwill should be reflected as an addition. Please revise or advise.

12. Please tell us, and revise to disclose, to what the $881,000 goodwill adjustment recorded during the year ended January 3, 2009 relates.

Intangible Assets

13. Your disclosure on page 3 indicates that you used the "relief from royalty" method to assess and measure your intangible assets with indefinite lives (trade names) for impairment. Please explain to us why you selected this method as the most appropriate method for this purpose and provide us with a summary of how you calculated the impairment charge taken during the year ended January 3, 2009. Explain the basis for your significant assumptions including, but not limited to, the selection of a hypothetical royalty rate. We may have further comments upon review of your response.

14. Given your disclosure on page 26 of your Form 10-Q for the quarterly period ended July 4, 2009 that the assumptions used in your impairment testing at January 3, 2009 included aggressive growth and increasing revenues, please tell us how you considered the necessity of an interim impairment test on your remaining intangible assets during the six-month period ended July 4, 2009 given your ability to secure credit and your current financial situation.

15. Please tell us how you determined that a useful life of 12 years for your customer relationships intangible was appropriate.

Note 13. Business Segments, page 69

16. Please confirm to us that the measure "Income from operations before depreciation, impairment of goodwill and intangible assets, amortization, interest and taxes" is the measure actually reviewed by your chief operating decision maker.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes or 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey

Branch Chief